

December 18, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, no par value, of Franklin Liberty Systematic Style Premia ETF, a series of FRANKLIN TEMPLETON ETF TRUST under the Exchange Act of 1934.

Sincerely,

Bev Sawyer